Exhibit 99.1

ROYAL BANK OF CANADA

Annual Meeting of Common Shareholders

Toronto, Ontario – February 26, 2014

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual Meeting of Common Shareholders of Royal Bank of Canada held on February 26, 2014. Full details of these matters are set out in the Notice of Meeting and Management Proxy Circular issued in connection with this meeting, which is available at www.rbc.com/investorrelations

1.	Election of Directors

On a vote by ballot, each of the following 14 nominees proposed by management was elected as a Director of the Bank:

Nominee	Votes For	% For	Votes Withheld	% Withheld
W. Geoffrey Beattie	662,913,549	99.26%	4,946,667	0.74%
David F. Denison	647,642,645	96.97%	20,225,974	3.03%
Richard L. George	664,655,782	99.52%	3,204,543	0.48%
Timothy J. Hearn	664,534,246	99.50%	3,324,053	0.50%
Alice D. Laberge	651,393,244	97.53%	16,465,047	2.47%
Michael H. McCain	645,346,772	96.63%	22,523,152	3.37%
Heather Munroe-Blum	661,091,393	98.99%	6,766,899	1.01%
Gordon M. Nixon	664,387,652	99.48%	3,470,663	0.52%
J. Pedro Reinhard	648,419,110	97.09%	19,439,173	2.91%
Thomas A. Renyi	664,668,747	99.52%	3,191,442	0.48%
Edward Sonshine	646,555,234	96.81%	21,302,022	3.19%
Kathleen P. Taylor	650,837,768	97.45%	17,022,421	2.55%
Bridget A. van Kralingen	649,169,483	97.20%	18,690,706	2.80%
Victor L. Young	662,791,385	99.24%	5,080,436	0.76%

2.	Appointment of Auditor

On a vote by ballot, Deloitte LLP was reappointed as the auditor of the Bank.

Votes For	% For	Votes Withheld	% Withheld
692,815,598	98.92%	7,576,715	1.08%

3.	Advisory resolution to accept the approach to executive compensation disclosed in the Management Proxy Circular.

On a vote by ballot, an advisory resolution was passed to approve the Bank’s approach to executive compensation.

Votes For	% For	Votes Against	% Against
622,327,989	93.16%	45,708,820	6.84%

The outcome of a vote conducted by ballot on each of the following shareholder proposals is set out below.

4.	Proposal No. 1 – Gradual phase-out of stock options as a form of compensation

Votes For	% For	Votes Against	% Against	Abstentions
27,437,749	4.13%	636,980,738	95.87%	3,356,338

5.	Proposal No. 2 – Paying its fair share of taxes

Votes For	% For	Votes Against	% Against	Abstentions
16,639,011	2.51%	647,435,286	97.49%	3,708,217

6.	Proposal No. 3 – Tendering for auditors

Votes For	% For	Votes Against	% Against	Abstentions
20,607,456	3.11%	642,956,051	96.89%	4,310,262

7.	Proposal No. 4 – Advisory vote on executive compensation: responding to the discontent expressed

Votes For	% For	Votes Against	% Against	Abstentions
24,488,611	3.69%	639,462,318	96.31%	3,935,535

8.	Proposal No. 5 – Feedback following a high percentage of votes withheld for nomination of a director

Votes For	% For	Votes Against	% Against	Abstentions
23,250,689	3.50%	640,622,857	96.50%	4,011,410